Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10537

8tracks, Inc.

Our Offering Circular dated June 6, 2016 should be read in conjunction with the foregoing discussion. Areas of the Offering Circular affected by this update (discussed in more detail below) include:

Summary

●	Team. From October 4, 2016, we no longer employ a direct advertising sales team in New York and Chicago. To reduce operating expense and accelerate our path to profitability, we have further reduced the size of the team to ten people, with six team members leaving 8tracks via layoff or voluntary termination over the period November 30, 2016 to January 31, 2017.
●	Selected Risks Associated with Our Business. We are shifting to a subscription model in the US to conserve and generate cash. While this is a longstanding model for streaming music, we do not know if this shift in strategy will be successful for 8tracks. As we make this shift, there is a risk that we may run of out of cash if the transition is delayed or if adoption is slow. Our liquidity is also dependant on uncertain equity and debt funding. There is a risk of triggering an event of default of our loan financing terms if we are unable to make repayments
●	Strategy. We are now focused on a primarily subscription-based (rather than primarily advertising-based) model in the US. In addition, we now require listeners to register after playing the first song of a particular mix, providing a better opportunity to convert new registrants to subscription through subsequent email marketing.
●	The Offer: Use of proceeds. We will no longer be using proceeds from the offering to expand our engineering, product, advertising sales, marketing and business development teams.
●	Terms of the Offering. In addition to selling our Preferred Stock for cash, we intend to issue a limited number of shares of Preferred Stock to partners and collaborators in consideration for their services.

Risk factors

●	We are shifting to a subscription model in the US. While we are no longer dependent on the performance of direct sellers in the US, we do not know if our shift to a subscription strategy will be successful. There is a risk that we may run of out of cash if the transition to subscription is delayed or if adoption is slow.

●	Our short-term liquidity relies on receiving significant, regular payments from our recent crowdfunding campaign with SeedInvest. We have observed confirmed investments of $2.5 million but have closed only $1.5 million of that total to our bank account to date due to confirmation and collection issues and unclear investor communications. Recent payments have been smaller than expected due to difficulties and delays in closing initiated investments. There is a risk we may run out of cash if this trend continues.

●	8tracks’ primary checking account with Silicon Valley Bank was overdrawn in early November 2016, resulting in a delay in repayment on our loan with Credibly. Although the payment was subsequently made, there is a risk of further missed payments if the account goes into overdraft again. If payments are missed for five consecutive days there is a risk of triggering an event of default.
●	In addition, we receive monthly funding from Silicon Valley Bank via our Accounts Receivable facility. There is a risk of running out of cash if Silicon Valley Bank were to terminate this arrangement.
●	In an effort to conserve cash, we occasionally delay payments to vendors and partners. There is a risk these delays could lead to legal action by these vendors and partners.
●	Our ability to operate an advertising-supported business in Canada is impacted by the royalty rates in effect. Should Canadian royalty rates increase, our gross margins may be reduced, requiring a similar shift in our Canadian business model.

Use of proceeds to issuer

●	Until we raise at least $5 million in this round, we will not pay employees who worked at reduced salaries during the first half of 2016 for the shortfall in those salaries, nor pay a cash bonus equal to that shortfall.
●	We will not pay employees who were put on furlough during the first half of 2016.
●	We do not plan to hire new employees or increase current salaries to market rates until the company reaches profitability.

The company's business

●	Overview. Our business in the US will be supported primarily through subscription and secondarily through advertising.
●	Principal products. Our services are provided to 8tracks users through the following two main models:
○	A premium, subscription-based service (8tracks Plus) that removes most advertising from the listening experience; this will be the primary basis for listening in the US
○	A free, advertising-based service that allows users to both create and listen to playlists; this will be the primary basis for listening in Canada, although a limited advertising-supported offering will be available in the US
●	Strategy. Given our shift in strategy, we do not plan to hire more ad salespeople in the US to increase average RPM. In addition, in the US, several new KPIs will be used to evaluate the success of our subscription strategy:
○	Conversion to registration
○	New registered users
○	Conversion to subscription
○	Subscribers
○	Average revenue per user (“ARPU”)
○	Subscriber churn rate

○	Average hours streamed per free listener
○	Average hours streamed per subscriber

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Strategy. We have completed negotiations for and intend to soon sign an agreement with a major label. Under the terms of this agreement, we will directly license this label's catalog, providing our DJs with direct access to music from its roster of artists when crafting a playlist, without the need for uploading music files, and giving our subscribers higher skip limits and the ability to save playlists for offline listening.

●	Advertising revenues. While we believe we will continue to receive the majority of our Canadian revenues through advertising, we believe we will receive the majority of our US revenues through subscription fees. In Canada, we will continue to sell advertising through direct, partner and programmatic channels; in the US, we will sell advertising for a limited free tier through partner and programmatic channels.
●	Subscription revenues. We will offer at least 2 subscription plans: a monthly subscription fee, and a discounted annual subscription fee.
●	Competition. Given our shift to a subscription model in the US, we will compete primarily for the consumer “wallet” with other subscription-based internet radio services (e.g. Pandora One), subscription-based on-demand services (e.g. Spotify Premium) and other subscription-based consumer spending on digital entertainment.
●	Employees. We currently have 10 full-time team members (including 8 employees and 2 contractors) working primarily out of San Francisco, California. Our advertising sales team is based in New York, New York and Toronto, Canada. We also engage two part-time contractors. To reduce operating expense and accelerate our path to profitability, we have further reduced the size of the team, with six team members leaving 8tracks via layoff or voluntary termination over the period November 30, 2016 to January 31, 2017. Sam Filer, our Director of Finance & Operations, departed as an employee on November 30, 2016 but will assist in the transition to an outsourced accounting firm as a contractor until the end of the year.
●	The company's property. Beginning on January 1, 2017, we will work remotely during a portion of the work week but share time in and the rental cost of our current office space in San Francisco with David Porter, our CEO. In New York, New York, we no longer lease office space from WeWork; our lease terminated on October 31, 2016.

MD&A: Operating Results

●	To drive RPM in Canada in future, 8tracks will focus on creating innovative, high-margin advertising products that target our millennial audience in an authentic way; better marketing of our advertising products; and collaboration with sales partners.
●	Although 8tracks is not currently profitable, we expect a return to profitability in 2017 based on conversion of our US listener base to a subscription offering. For example, in December 2017, we forecast ATH at 3.9 million, monetized through nearly 89,000 subscribers at an average revenue per user (ARPU) of $3, reflecting total monthly US revenue of $267,000. Combined with Canadian advertising revenues of $66,000, we’d generate total revenue of $333,000. At this scale, we would pay roughly $64,000 in cost of revenue (54% of which comprises sound recording and music composition royalties), resulting in $269,000 in gross profit. Assuming roughly $121,000 in payroll and other monthly operating costs, we would generate $148,000 in monthly earnings before interest, taxes, depreciation and amortization (EBITDA).

●	We no longer plan to make significant hires in engineering, product, marketing and sales, and our team will instead focus on the subscription strategy outlined above to monetize consumer attention in a profitable manner.

MD&A: Trend Information

●	We no longer plan to continue to hire new ad sellers as a result of our shift to the US subscription strategy.
●	We no longer foresee our operating expenses increasing by 25-50%, as we do not plan to adjust current salaries to market ranges, hire more employees, nor move to a new office space.

* * *

Financial condition

As of October 5, 2016, as a result of lower-than-expected funding and revenues, our Board and management decided to make several changes to our business strategy. We generated $33 million of interest in our “Testing the Waters” campaign to gauge interest in our Reg A+ crowdfunding round. However, due in part to limited funding options for investors (particularly those outside the US), we have observed confirmed investments of only $2.5 million since the launch of our live investment round in mid-June, with $1.5 million of that total closed to our bank account to date. In addition, ad sales trailed projections by more than 50% from June through September. Accordingly, we have taken and are taking steps to generate and conserve cash to preserve our runway and range of options.

Shift to subscription model in the US

While we achieve positive unit economics in Canada (where the sound recording royalty rate is roughly 5% of the equivalent rate in the US), our size and lack of growth hampered our ability to sell advertising in the US at sufficiently high pricing (CPMs) to cover our US sound recording royalties. Moreover, prior to October, we incurred significant overhead -- salaries, benefits, commissions, travel & entertainment expense -- for a direct sales team. We also run programmatic and third-party partner advertising at relatively low CPMs. Meanwhile, we historically have invested little effort in optimizing or promoting our 8tracks+ subscription offering.

Based on careful modeling of potential scenarios, we believe that a primarily subscription-based listening experience in the US will allow us to return to healthy unit economics and overall profitability. While we now offer some level of free listening to preserve our inbound traffic from organic searches and social referral, we require listeners to register in order to listen to more than the first track of a playlist and ultimately to subscribe thereafter to listen for more than a prescribed number of hours per month. We introduced several different listening limit thresholds on December 1, 2016, and we will review the efficacy of these limits in driving new subscriptions and in reducing the royalties associated with ad-based listening. This free tier of limited listening may be further supported through the sale of programmatic advertising. We plan to retain a free, unlimited ad-supported offering in Canada.

We believe this approach will significantly lower our royalty expense and other streaming costs associated with advertising-supported listeners while dramatically improving our unit economics through subscription-based listeners. We believe this course of action will best generate and preserve cash and thus optionality to continue as a standalone company with a manageable burn rate or to sell to or merge with another company with more resources to accomplish our vision.

Most of our product development in the fourth quarter of 2016 has been focused on executing and refining our new subscription model.

Reduce headcount and other expenses

Our shift in monetization strategy in the US to an ad-free subscription model limits the need for certain positions, including advertising sales, marketing and engineering positions. Accordingly, on October 3, 2016, we conducted layoffs, including 3 employees in advertising sales, 1 in marketing, and 1 in engineering. On November 16, we conducted further layoffs, including 4 employees. In addition, we have implemented a hiring freeze, and several employees have accepted salary reductions. Other management changes include the departure of Sam Filer, our Director of Finance & Operations, who will be leaving the company at the end of 2016.

Beginning on January 1, 2017, we will work remotely during a portion of the work week but share time in and the rental cost of our current office space in San Francisco with David Porter, our CEO. We terminated our WeWork lease in NYC, effective from October 31, 2016.

Explore sale

In September, 8tracks re-engaged Perella Weinberg Partners, an investment bank, to consider our strategic options for acquisition or merger. During October and November, we conducted outreach to a number of prospective buyers, some of whom we had engaged in acquisition discussions in 2015. To date, none of these discussions has resulted in clear, near-term interest in acquiring the company. However, given the number of well-funded on-demand streaming services in the market today (Apple Music, YouTube, Google Play, Amazon Music Unlimited, Pandora, iHeartRadio), all of which are trying to increase the audience for streaming music or take share from Spotify (which itself has grown in large part due to the success of a set of compelling playlist-based offerings), we think there could be meaningful interest in the company at the right price, given the right timing. Our goal is to return to profitability in the first half of 2017, thereby extending our opportunity to find a potential buyer or partner.

THIS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE SUPPLEMENT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.